[Letterhead of Sutherland Asbill & Brennan LLP]

May 5, 2016

Ryan Moore
Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Chief Accountant’s Office
100 F Street, NE, Stop 8626
Washington, DC 20549

    Re:   UBS Life Insurance Company USA Separate Account File No. 811-7536; Form APP-WD
                          Withdrawal of Rule 8b-25 Application for Extension of Time

Dear Mr. Moore:

   UBS Life Insurance Company USA Separate Account (the “Separate Account”) filed an  Application for Extension of Time Pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “1940 Act”) (17 CFR § 270.8b-25), on April 27th, 2016 (the “Application”), requesting that the date for the timely filing of the Separate Account’s financial statements, which are filed pursuant to Rule 30b2-1(b) under 1940 Act, be extended for 60 days.

   The Separate Account is a separate account, as defined in Section 2(a)(37) of the 1940 Act, of UBS Life Insurance Company USA (the “Insurance Company”).  The Separate Account is registered as a unit investment trust under the 1940 Act (File No. 811-7536).

   On behalf of the Insurance Company and the Separate Account, we hereby request the withdrawal of the Application.

   If you have any questions or comments regarding this application, please contact me at 202.383.0126 (or fred.bellamy@sutherland.com.) or Vanessa Friedhoff (Assistant General Counsel, UBS Financial Services Inc.) at 201.352.8331 (or vanessa.friedhoff@ubs.com).  Thank you for your attention to this matter.

                        Sincerely,

                         /s/ Frederick R. Bellamy

                         Frederick R. Bellamy
                         Sutherland Asbill & Brennan LLP

Cc:         Vanessa Friedhoff
     Life Insurance Company USA